Wolverine Execution Services, LLC
(an Illinois limited liability company)
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash	$ 256,898
Receivables from brokers, dealers and clearing organizations	46,891,893
U.S. government securities owned, at fair value	6,625,551
Accounts receivable, net of allowance for bad debt of $240,160	12,259,809
Property and equipment, at cost, net of accumulated depreciation and amortization of $2,571,766	406,581
Due from affiliates	73,682
TOTAL ASSETS	$66,514,414

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Due to affiliates	$ 12,867,809
Accounts payable and accrued expenses	12,131,886
Total liabilities	24,999,695
Member's equity	41,514,719
TOTAL LIABILITIES AND MEMBER'S EQUITY	$66,514,414

The accompanying notes are an integral part of this statement.